UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                           Air T, Inc.
                        (Name of Issuer)

             Common Stock, $.25 par value per share
                 (Title of Class of Securities)


                            009224304
                         (CUSIP Number)


                          Walter Clark
                        3524 Airport Road
                  Maiden, North Carolina 28650
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         April 18, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box.  X















                          SCHEDULE 13D

CUSIP NO. 009224304                                              Page 2

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Estate of David Clark

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)

                                                          (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*
       00

5    CHECK  BOXF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(3)

6    CITZENSHIP OR PLACE OF ORGANIZATION
       United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                      0

               8    SHARED VOTING POWER
                      1,171,072

               9    SOLE DISPOSITIVE POWER
                      0

              10    SHARED DISPOSITIVE POWER
                      1,171,072

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,171,072

12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       43.6%

14   TYPE OF REPORTING PERSON*
       OO



                          SCHEDULE 13D

CUSIP NO. 009224304               Page 3

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Walter Clark

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)

                                                          (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*
       00,PF

5    CHECK  BOXF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(3)

6    CITZENSHIP OR PLACE OF ORGANIZATION
       United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                      87,922

               8    SHARED VOTING POWER
                      1,171,072

               9    SOLE DISPOSITIVE POWER
                      87,922

              10    SHARED DISPOSITIVE POWER
                      1,171,072

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,258,994

12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       46.0%

14   TYPE OF REPORTING PERSON*
       IN




                          SCHEDULE 13D

CUSIP NO. 009224304               Page 4

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Caroline Clark

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)

                                                          (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*
       00

5    CHECK  BOXF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(3)

6    CITZENSHIP OR PLACE OF ORGANIZATION
       United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                      3,222

               8    SHARED VOTING POWER
                      1,171,072

               9    SOLE DISPOSITIVE POWER
                      3,222

              10    SHARED DISPOSITIVE POWER
                      1,171,072

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,174,294

12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       43.7%

14   TYPE OF REPORTING PERSON*
       IN







Item 1.  Security and Issuer.

     This statement on Schedule 13D (this "Statement") is filed with respect to shares of Common Stock, $.25 par value per share ("Common Stock"), of Air T, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3524 Airport Road, Maiden, North Carolina 28650.

Item 2.  Identity and Background.

     (a)  This  Statement is being filed by the Estate  of  David
Clark (the "Estate") and Walter Clark and Caroline Clark, who are
the   executors  of  the  Estate  (collectively,  the  "Reporting
Persons").

     (b) - (c) David Clark, the former Chairman of the Board and Chief Executive Officer of the Company, died on April 18, 1997. His will named Walter Clark and Caroline Clark as the executors of the Estate. Walter Clark is the Chairman of the Board and Chief Executive Officer of the Issuer and his business address and the principal business address of the Issuer is 3524 Airport Road, Maiden, North Carolina 28650. Caroline Clark is an independent business woman and her address is 214 South Ingleside Farm Road, Iron Station, North Carolina 28080.

     (d) - (e) During the last five years, neither Walter Clark nor Caroline Clark has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each of Walter Clark and Caroline Clark is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Estate acquired for no consideration the shares of the Common Stock reported herein as beneficially owned by it. Walter Clark and Caroline Clark, as the executors of the Estate, are deemed to beneficially own the shares of Common Stock held by the Estate. Walter Clark has also acquired 8,700 shares of Common Stock in market transactions with personal funds. Each of Walter Clark and Caroline Clark received 2,222 shares of Common Stock as gifts from David Clark prior to his death and 27,000 shares of Common Stock upon distributions from the Estate as beneficiaries thereof. In addition, Walter Clark is deemed to beneficially own 50,000 shares of Common Stock pursuant to Common Stock purchase options awarded to him by the Issuer in connection with his employment with the Issuer.

Item 4.  Purpose of Transaction.

     The Reporting Persons acquired beneficial ownership of the shares of Common Stock held by David Clark upon his death, which ownership by David Clark had been previously reported on Schedule 13D, with the most recent amendment thereto being dated March 14, 1997.

     The Estate has no intention of acquiring additional shares of Common Stock and plans to dispose of the shares of Common Stock it owns by sale or distribution to the beneficiaries of the Estate. As discussed in Item 6, the Estate has pledged certain shares of Common Stock to creditors of the Estate to secure certain obligations of the Estate. The Estate may seek to sell such pledged shares to fund the payment of these obligations. The timing of any such sales will depend on several factors, including the prevailing market prices of shares of the Common Stock on the Nasdaq Small Cap Market which recently increased dramatically.

     Each of Walter Clark and Caroline Clark may dispose of shares of Common Stock held by each of them at times and in amounts as each deems appropriate. Such decisions to dispose of shares will be influenced by a number of factors, including the prevailing market prices of shares of the Common Stock on the Nasdaq Small Cap Market. In addition, each of Walter Clark and Caroline Clark may from time to time acquire additional shares of Common Stock in amounts and at times deemed appropriate. Such transactions may include market or privately negotiated purchases, exercises of stock options, distributions of shares from the Estate to each of them as beneficiaries thereof and other transactions.

     In addition, as the Chairman of the Board and Chief Executive Officer of the Issuer, Walter Clark may from time to time consider and propose plans and proposals regarding extraordinary corporate transactions, material changes to the Issuer's business and other material changes to the Issuer.

Item 5.  Interest in Securities of the Issuer.

     (a) Each of the Reporting Persons may be deemed to beneficially own the 1,171,072 shares of Common Stock held by the Estate. On the basis of 2,686,825 shares of Common Stock outstanding on May 20, 2004 (as reported in the Issuer's Annual Report on Form 10-K for the year ended March 31, 2004), the 1,171,072 shares of Common Stock held by the Estate constitute 43.6% of the outstanding shares of Common Stock. Caroline Clark may be deemed to own 1,174,294 shares of Common Stock, or 43.7% of the outstanding shares of Common Stock. Walter Clark may be deemed to own 1,258,994 shares of Common Stock, or 46.0% of the outstanding shares of Common Stock (including shares of Common Stock Walter Clark may acquire upon exercise of outstanding stock options).

     (b) The following table sets forth, with respect to each of the Filing Persons the number of shares of Common Stock as to which such person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.








                               Sole        Shared      Sole Power  Shared Power
Reporting Person            Voting Power Voting Power  to Dispose  to Dispose
The Estate of  David Clark       0        1,171,072        0        1,171,072

Walter Clark                  87,922      1,171,072     87,922      1,171,072

Caroline Clark                 3,222      1,171,072      3,222      1,171,072


     (c) On July 1, 2004, the Estate distributed 108,000 shares of Common Stock to the beneficiaries thereof, and each of Walter Clark and Caroline Clark received 27,000 shares of Common Stock in such distribution. On July 7, 2004, Caroline Clark sold 26,000 shares of Common Stock in a number of market transactions, as follows.

                Number of Shares   Price Per
                       Sold          Share
                        65           $17.10
                        465           17.10
                        35            17.10
                        200           17.06
                        200           17.06
                        100           17.06
                        100           17.05
                        300           17.04
                        200           17.04
                        200           17.04
                        500           17.04
                        300           17.04
                        500           17.02
                        100           17.01
                        29            17.00
                        500           17.00
                        2,400         17.00
                        770           17.00
                        200           17.00
                        1,000         17.00
                        900           16.99
                        100           16.99
                        100           16.99
                        800           16.99
                        100           16.99
                        100           16.99
                        100           16.98
                        100           16.97
                        30            16.95
                        100           16.92
                        100           16.92
                        100           16.92
                        100           16.92
                        100           16.92
                        100           16.92
                        100           16.91
                        100           16.91
                        200           16.88
                        200           16.88
                        100           16.86
                        400           16.86
                        500           16.86
                        500           16.86
                        500           16.86
                        50            16.85
                        100           16.85
                        300           16.85
                        300           18.83
                        200           16.83
                        100           16.82
                        100           16.81
                        100           16.80
                        400           16.80
                        100           16.80
                        100           16.80
                        100           16.80
                        100           16.80
                        200           16.77
                        100           16.77
                        100           16.72
                        450           16.72
                        100           16.72
                        300           16.71
                        100           16.71
                        100           16.71
                        100           16.71
                        100           16.71
                        100           16.70
                        400           16.70
                        100           16.70
                        100           16.70
                        500           16.70
                        300           16.70
                        100           16.70
                        100           16.70
                        300           16.69
                        3,556         16.67
                        100           16.67
                        600           16.67
                        300           16.67
                        100           16.66
                        200           16.66
                        500           16.66
                        100           16.66
                        100           16.66
                        100           16.66
                        100           16.66
                        100           16.66
                        100           16.65
                        265           16.63
                        85            16.62
                        100           16.62
                        200           16.62
     Totals             26,000


     (d) The information set forth in Items 4 and 6 is incorporated by reference herein.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Estate has pledged 433,500 shares of Common Stock to the Internal Revenue Service to secure estate tax obligations of the Estate. In addition, the Estate has pledged 690,720 shares of Common Stock to Peoples Bank to secure a loan obtained by the Estate from that lender.

Item 7.  Material to be Filed as Exhibits.

     Not applicable.











                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  July 22, 2004             /s/ Walter Clark
                              Walter  Clark, individually and  as
                              Executor  of  the Estate  of  David
                              Clark


Date:  July 22, 2004             /s/ Caroline Clark
                              Caroline Clark, individually and as
                              Executor  of  the Estate  of  David
                              Clark